UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 18, 2024

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

The acquisition of Catalent by Novo Holdings, and the related acquisition by Novo Nordisk of three manufacturing sites from Novo Holdings, is completed

Bagsværd, Denmark, 18 December 2024 — Today, Novo Nordisk completed its acquisition of three manufacturing sites from Novo Holdings A/S. The completion follows the finalisation of Novo Holdings’ acquisition of Catalent, Inc. (Catalent), a global contract development and manufacturing organisation headquartered in New Jersey (US).

The agreement to acquire the three manufacturing sites was announced on 5 February 2024. For further information, please see the company announcement here (https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=167017).

“We are very pleased with the completion of the acquisition. The three sites will expand our manufacturing capacity at scale and speed, while complementing our ongoing significant internal supply chain expansions. The acquisition will enable us to reach significantly more people living with serious chronic diseases,” said Lars Fruergaard Jørgensen, president and chief executive officer of Novo Nordisk.

The expected financial impacts of the acquisition in 2024 and 2025 were disclosed on 14 December 2024. For further information, please see the company announcement here (https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=915078).

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 72,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com

Frederik Taylor Pitter (US) +1 609 613 0568 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 98 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 18, 2024	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer